FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Northrop Grumman Contacts:	Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423
TRW Contacts:	Jay McCaffrey (Media) (216) 291-7179
Ron Vargo (Investors) (216) 291-7506

For Immediate Release

NORTHROP GRUMMAN, TRW REGISTRATION STATEMENT
DECLARED EFFECTIVE

LOS ANGELES — Oct. 30, 2002 — Northrop Grumman Corporation (NYSE: NOC) and TRW Inc. (NYSE: TRW) today announced that the Registration Statement on Form S-4 filed by Northrop Grumman with the Securities and Exchange Commission in connection with their pending shareholder meetings and merger transaction is effective. The Registration Statement contains the joint proxy statement/prospectus relating to the proposed acquisition of TRW by Northrop Grumman.

The companies said that their respective prospectus and proxy statement mailings would commence Nov. 5.

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With approximately 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN, TRW REGISTRATION STATEMENT
DECLARED EFFECTIVE

TRW provides advanced-technology products and services for the automotive, space & electronics, and systems markets. The company’s news releases are available through TRW’s corporate Web site www.trw.com.

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

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